                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of January, 2013, Girehban LLC acquired control due to ownership of greater than 25% of the Semper Short Duration Fund's (the "Fund") outstanding shares. Girehban LLC owned 35.7% of the Fund and thus controlled the Fund as of that date.